Britton & Koontz Capital Corporation


500 Main Street                601-445-5576
P O Box 1407                   601-445-2488  FAX
Natchez, MS  39121             http://www.bkbank.com



FOR IMMEDIATE RELEASE:         FOR MORE INFORMATION:
February 9, 1999               W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)       Bazile R. Lanneau, Jr., Vice President & CFO



BRITTON & KOONTZ CAPITAL CORPORATION REPORTS 1998 EARNINGS AND
ANNOUNCES ANNUAL SHAREHOLDERS MEETING


Natchez, Mississippi-- Britton & Koontz Capital Corporation announced results today for the quarter and year ended December
31, 1998.   Net income and earnings per share for 1998 decreased
from $2.39 million and $1.36 per share to $2.33 million and $1.32 per share. The greater earnings in 1997 was primarily attributable to a one-time gain of $107 thousand. The Company also recorded expenses in 1998 of approximately $100 thousand related to its $1.0 million investment in Sumx Inc. a 35% owned subsidiary established to market internet-based banking software to the banking industry.

The Company's performance for the three months and twelve months ended December 31, 1998, resulted in a return on average assets of 1.37% and 1.36% and a return on average equity of 12.20% and 12.34%, respectively. Net income for the fourth quarter totaled $593 thousand and $.34 per share compared to $606 thousand and $.34 for the same period in 1997.

Income from operations continues to reflect strong core income. The net interest margin remained constant in spite of declining interest rates during the tear. Average assets and loans increased 9.6% and 12.7%, respectively from the year ended
December 31, 1997.   In addition, average deposits increased 12%
during the same period, with non-interest bearing deposits growing 15%.

The Board of Directors also announced today that the annual meeting of the shareholders of the Company will be held beginning at 3:30 p.m., local time, on Thursday, April 8, 1999, on the second floor of the Main Office of Britton & Koontz First National Bank, 500 Main Street, Natchez, Mississippi 39120.
The Board of Directors has fixed the close of business on Tuesday, February 23, 1999, as the record date for the annual meeting.

Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of December 31, 1998, the Company reported assets of $173.5 million and equity of $19.2 million. Total shares outstanding amounted to 1,767,064.

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


                                                Britton and Koontz Capital Corporation
                                                         Financial Highlights
                                         (Unaudited-Amounts in thousands, except per share data



                                              For the Three Month           For the Twelve Month
                                               Ended  December 31,          Ended  December 31,
                                           ------------------------      ------------------------
                                              1998           1997           1998           1997
                                           ---------      ---------      ---------      ---------


Interest income                               $3,316         $3,128        $13,066        $12,122
Interest expense                              (1,435)        (1,346)        (5,809)        (5,234)
                                             -------        -------        -------        -------
Net interest income                            1,881          1,782          7,257          6,888
Provision for loan losses                        (42)           (40)          (162)          (160)
                                             -------        -------        -------        --------
Net interest income after
 provision for loan losses                     1,839          1,742          7,095          6,728
Non-interest income                              394            352          1,498          1,448
Non-interest expense                          (1,371)        (1,208)        (5,105)        (4,568)
                                             -------        -------        -------        -------
Income before income taxes                       862            886          3,488          3,608
Income taxes                                    (269)          (280)        (1,156)        (1,210)
                                             -------        -------        -------        -------
Net income                                      $593           $606         $2,332         $2,398
                                             =======        =======        =======        =======

Return on Average Assets                        1.37%          1.53%          1.36%          1.53%
Return on Average Equity                       12.20%         13.34%         12.34%         13.67%

Diluted:
Net income per share                           $0.34          $0.34          $1.32          $1.36
Weighted average shares outstanding        1,767,124      1,767,064      1,768,700      1,767,142




                                         December 31,   December 31,
                                             1998           1997
                                         ------------   ------------
Total assets                                $173,514       $162,130
Cash and due from banks                        4,811          5,931
Investment securities                         43,835         43,956
Net loans                                    118,299        106,156
Deposits-interest bearing                    121,505        112,069
Deposits-non interest bearing                 21,681         20,568
Short term borrowed funds                      7,766          6,784
Stockholders' equity                          19,249         17,982
Book value (per share)                        $10.89         $10.18
Total shares outstanding                   1,767,064      1,767,064


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